UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-35832

______________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

McLean, Virginia

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 2, the Plan adopted Accounting Standards Update (“ASU”) No. 2015-12 as of December 31, 2015 and 2014 and for the years then ended. Our opinion is not modified in respect to this matter.

The supplemental information in the accompanying schedules of Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of the year ended December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 28, 2016

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2015	2014
	(in thousands)
ASSETS:
Investments:
Mutual funds	$ 911,554	$ 967,087
Science Applications International Corporation common stock	57,387	58,720
Common collective trusts	622,188	594,601
Total investments	1,591,129	1,620,408
Receivables:
Notes receivable from participants	21,266	24,129
Employer contributions	955	1,183
Participant contributions	2	1
Total receivables	22,223	25,313
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,613,352	$ 1,645,721

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2015	2014
	(in thousands)
INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$ (48,811)	$ 78,287
Interest and dividends	30,090	36,490
Total investment (loss) income	(18,721)	114,777

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	983	1,123

CONTRIBUTIONS:
Participants	86,549	86,466
Employer	33,454	33,519
Participant rollovers	15,236	14,159
Total contributions	135,239	134,144

DEDUCTIONS:
Distributions paid to participants	150,194	120,391
Administrative expenses	1,001	946
Total deductions	151,195	121,337

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(33,694)	128,707

NET TRANSFERS FROM OTHER PLAN	1,325	304

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,645,721	1,516,710
End of year	$ 1,613,352	$ 1,645,721

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer. The Company commenced operations on September 27, 2013 following completion of a spin-off transaction (the “Separation”) from its former parent, Leidos Holdings, Inc.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2015, the Plan held investments in 13 mutual funds, 16 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). All amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on the fringe benefit package, which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code; however, the Company made no such additional contributions for the Plan years ended December 31, 2015 and 2014, respectively. Company contributions to the Plan for the Plan years ended December 31, 2015 and 2014, respectively, were made in cash.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Company contributions together with associated earnings vest immediately. Amounts forfeited prior to the adoption of the January 1, 2014, Plan amendments were applied primarily toward Company matching 401(k) contributions and amounted to approximately $3,000 and $305,000 for the years ended December 31, 2015 and 2014, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are collected ratably through payroll deductions. Outstanding loans bear interest at rates ranging from 4.25% to 9.25%, and have maturities from January 2016 to October 2045.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances between $1,000 and $5,000, a participant’s vested account balance is automatically rolled over into an Individual Retirement Account. For vested account balances that exceed $5,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining the age of 59-1/2, a participant may make withdrawals even if still employed by the Company. Participants may make withdrawals from the Plan prior to attaining the age of 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Management recognizes tax liabilities for uncertainty in income taxes when it is more likely than not that a tax position would not be sustained upon examination by and settlement with the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax filings for 2015 and 2014 are subject to examination.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfers from Other Plans—In connection with the Separation, the undistributed participant account balances in the Leidos, Inc. Retirement Plan were transferred to the Plan.

In connection with the Company’s acquisition of Scitor Holdings Inc. during the year ended December 31, 2015, management has expressed its intention to merge the Scitor Corporation Salary Savings and Profit Sharing Plan into the Plan during the year ending December 31, 2016 or as soon as administratively feasible.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were $1,001,000 and $946,000 for the years ended December 31, 2015 and 2014, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2015 and 2014. The Plan’s administrative body members also participate in the Plan.

Science Applications International Corporation is the sponsoring employer as of December 31, 2015 and 2014. Science Applications International Corporation was formed from the Separation described above. At December 31, 2015 and 2014, the following Science Applications International Corporation shares were held by the Plan:

	2015		2014
	Number of Shares	Cost Basis	Number of Shares	Cost Basis
	(in thousands)
Science Applications International Corporation common stock	1,254	$41,661	1,187	$36,694

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2015, the Plan held investments in 16 common collective trusts: a series of Vanguard Target Retirement Trusts; the Loomis Sayles Core Plus Trust; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; and the T. Rowe Price U.S. Mid-Cap Value Equity Trust. Fair value for these investments is determined by the trustee using net asset value per unit based on the fair value of the underlying investments.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their last quoted market price on the last business day of the respective plan year.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or on the date of purchase if purchased during the year. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date.

Investment Risks and Uncertainties—The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2015 and 2014.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting Standards Updates—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The ASU is effective for reporting periods beginning after December 15, 2015 with retrospective application to all periods presented, and early adoption is permitted.  The Plan is early adopting the standard as of December 31, 2015.  The adoption is reflected in Note 3 to the financial statements and has been applied retrospectively.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and designates contract value as the only required measure.  Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of the month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan. Management has early adopted Part II of ASU 2015-12, and the adoption has been applied retrospectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth the Plan’s investments at fair value and by level as applicable, as of December 31, 2015 and 2014:

	Level 1		Level 2		Level 3		Total
	2015	2014	2015	2014	2015	2014	2015	2014
	(in thousands)
Mutual funds	$ 911,554	$ 967,087	$ -	$ -	$ -	$ -	$ 911,554	$ 967,087
Common stock	57,387	58,720	-	-	-	-	57,387	58,720
Subtotal	$ 968,941	$ 1,025,807	$ -	$ -	$ -	$ -	968,941	1,025,807
Common collective trusts—measured at NAV							622,188	594,601
Total							$ 1,591,129	$ 1,620,408

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including maturity Date, Rate of Interest and Collateral	Cost	Current Value
			(in thousands)
*	Science Applications International Corporation common stock	Company Stock	**	$ 57,387
*	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	22,029
*	Dodge & Cox Stock Fund	Mutual Fund	**	96,586
*	Longleaf Partners Small-Cap Fund	Mutual Fund	**	42,664
*	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	65,612
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Mutual Fund	**	89,220
*	Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	Mutual Fund	**	51,684
*	Vanguard Federal Money Market Fund	Mutual Fund	**	11,290
*	Vanguard Institutional Index Fund	Mutual Fund	**	167,014
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	48,498
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	91,254
*	Vanguard Prime Money Market Fund Institutional Shares	Mutual Fund	**	87,751
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	28,891
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Mutual Fund	**	109,061
*	Loomis Sayles Core Plus Trust	Common Collective Trust	**	32,993
*	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	33,247
*	Vanguard Target Retirement 2010 Trust I	Common Collective Trust	**	16,771
*	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	**	58,142
*	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	**	95,360
*	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	**	111,080
*	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	**	88,737
*	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	**	58,128
*	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	**	39,022
*	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	**	27,414
*	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	**	14,527
*	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	**	3,160
*	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	**	1,910
*	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	17,051
*	Wellington Trust Small Cap 2000	Common Collective Trust	**	19,605
*	Wellington Trust TIPS	Common Collective Trust	**	5,041
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.25%; maturities from January 2016 to October 2045	**	$ 21,266

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: Science Applications International Corporation Benefit Plans Committee

Date: June 28, 2016	/s/ Melinda H. McBee
Melinda H. McBee
Authorized Official
Science Applications International Corporation

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm